Exhibit 1

2011 FOURTH QUARTER RESULTS CEMEX Stock Listing Information NYSE (ADS) Ticker: CX MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO Ratio of CEMEXCPO TO CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	66,812	65,646	2%		16,328	16,103	1%	
Consolidated ready-mix volume (thousand cubic meters)	54,940	51,001	8%		13,991	13,005	8%	
Consolidated aggregates volume (thousand metric tons)	159,987	158,458	1%		39,008	38,693	1%	
Net sales	15,139	14,069	8%	4%	3,706	3,492	6%	8%
Gross profit	4,317	3,943	9%	6%	1,019	893	14%	21%
Gross profit margin	28.5%	28.0%	0.5pp		27.5%	25.6%	1.9pp	
Operating income	960	856	12%	14%	224	125	79%	143%
Operating Income margin	6.3%	6.1%	0.3pp		6.1%	3.6%	2.5pp	
Consolidated net income (loss)	(1,536)	(1,301)	(18%)		(147)	(581)	75%	
Controlling interest net income (loss)	(1,533)	(1,304)	(18%)		(146)	(574)	75%	
Operating EBITDA	2,332	2,314	1%	(1%)	542	482	13%	22%
Operating EBITDA margin	15.4%	16.4%	(1.0pp)		14.6%	13.8%	0.8pp	
Free cash flow after maintenance capital expenditures	386	512	(25%)		374	248	51%	
Free cash flow	237	387	(39%)		307	199	54%	
Net debt plus perpetual notes	16,912	17,053	(1%)		16,912	17,053	(1%)	
Total debt	17,129	16,409	4%		17,129	16,409	4%	
Total debt plus perpetual notes	18,067	17,729	2%		18,067	17,729	2%	
Earnings (loss) per ADS	(1.47)	(1.30)	(13%)		(0.14)	(0.57)	76%	
Fully diluted earnings per ADS	N/A	N/A	N/A		N/A	N/A	N/A	
Average ADSs outstanding	1,042.2	999.2	4%		1,044.6	1,000.3	4%	
Employees	44,104	46,533	(5%)		44,104	46,533	(5%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the fourth quarter of 2011 increased to US$3,706 million, representing an increase of 6% compared with the fourth quarter of 2010, or an increase of 8% on a like-to-like basis for the ongoing operations. The increase in consolidated net sales was due to higher volume and prices, in local currency terms, in our Northern European, South/Central America and Caribbean, and U.S. operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales decreased by 1.9 percentage points during the fourth quarter of 2011 compared to the same period last year. The decrease in cost of sales as a percentage of net sales was mainly the result of higher prices in our Mexican operations, higher sales in our Northern European, and South/Central America and Caribbean regions, and the results of our cost reduction initiatives, which more than offset the increase in fuel and raw materials costs. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales decreased 0.5 percentage points during the fourth quarter of 2011 compared with the same period last year, from 22.0% to 21.4%. The decrease in SG&A expenses during the quarter was the result of savings from our cost reduction initiatives and higher sales, which offset higher distribution expenses.

Operating EBITDA increased 13% to US$542 million during the fourth quarter of 2011 compared with the same period last year. The increase was due mainly to higher contributions from our South/Central America and Caribbean, Northern European, Mexico and U.S. operations, and our cost reduction initiatives. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, operating EBITDA increased 22% in the fourth quarter of 2011 compared with the same period last year. **Operating EBITDA margin** increased 0.8 percentage points, from 13.8% in the fourth quarter of 2010 to 14.6% this quarter, due to higher sales and our cost reduction initiatives.

Other expenses, net, for the quarter were US$13 million, which included mainly the net effect of the compensation for the nationalization of our operations in Venezuela and the sale of fixed assets, which partially compensated for impairment and severance payments related to our transformation process.

Exchange gain (loss), net, for the quarter was a loss of US$42 million, resulting mainly from the depreciation of the euro against the US dollar.

Gain (loss) on financial instruments for the quarter was a gain of US$71 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$146 million in the fourth quarter of 2011, versus a loss of US$574 million in the fourth quarter of 2010. The fourth quarter 2011 loss reflects a higher foreign exchange loss and higher financial expenses, which were partially offset by higher operating income.

Total debt plus perpetual notes decreased by US$388 million during the quarter.

2011 Fourth Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	3,474	3,435	1%	(0%)	818	902	(9%)	(0%)
Operating EBITDA	1,196	1,153	4%	2%	307	287	7%	18%
Operating EBITDA margin	34.4%	33.6%	0.8pp		37.5%	31.8%	5.7pp	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	1%	6%	(10%)	(5%)	(23%)
Price (USD)	5%	(5%)	8%	(3%)	14%	(0%)
Price (local currency)	3%	4%	6%	7%	12%	10%

Domestic gray cement volumes for our operations in Mexico increased 1% during the fourth quarter of 2011 versus the same period last year, while ready-mix volumes decreased 10% over the same period. For the full year, domestic gray cement volumes increased 1% while ready-mix volumes increased 6% versus the full year 2010. Sales volumes for the quarter reflect the positive momentum of the industrial-and-commercial sector, supported by new construction projects from the manufacturing sector. Activity from the infrastructure sector remained relatively stable. In addition, results for the quarter were negatively impacted by a decline in volumes from the residential sector, mainly from the low and middle-income segments.

United States

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	2,521	2,491	1%	(5%)	682	572	19%	13%
Operating EBITDA	(100)	(45)	(124%)	(94%)	(20)	(36)	45%	55%
Operating EBITDA margin	(4.0%)	(1.8%)	(2.2pp)		(2.9%)	(6.3%)	3.4pp	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	5%	7%	50%	(9%)	(0%)
Price (USD)	(0%)	1%	3%	4%	8%	6%
Price (local currency)	(0%)	1%	3%	4%	8%	6%

In CEMEX's U.S. operations, domestic gray cement and ready-mix volumes increased 5% and 50%, respectively, while aggregates volumes remained flat during the fourth quarter of 2011 versus the same period of 2010. For the full year, domestic gray cement, ready-mix, and aggregates volumes decreased 2%, increased 7%, and decreased 9%, respectively, versus the full year 2010. The consolidation of the Ready Mix USA joint venture in the second half of 2011 resulted in higher ready-mix and aggregates volumes. On a like-to-like basis for the ongoing operations, ready-mix and aggregates volumes increased 10% and decreased 4%, respectively, during the quarter and decreased 6% and 6%, respectively, for the full year versus the versus the full year 2010. The increase in demand for building materials during the quarter reflects a moderate improvement in residential activity, mainly from multi-family construction. Performance from the industrial-and-commercial sector stabilized over the course of 2011, and this sector is beginning to recover moderately. Infrastructure spending has remained relatively weak due to the winding down of the infrastructure stimulus program and uncertainty over federal funding. In addition, favorable weather conditions had a positive effect on volumes for the quarter.

2011 Fourth Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	4,729	4,016	18%	12%	1,100	950	16%	17%
Operating EBITDA	416	271	54%	46%	83	48	71%	75%
Operating EBITDA margin	8.8%	6.7%	2.1pp		7.5%	5.1%	2.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	13%	18%	13%	16%	8%	12%
Price (USD)	7%	(0%)	7%	1%	9%	3%
Price (local currency)	1%	2%	2%	1%	3%	3%

In CEMEX's operations in the United Kingdom, domestic gray cement, ready-mix, and aggregates volumes increased 10%, 8%, and 6%, respectively, during the fourth quarter of 2011 versus the same period in 2010. For the full year, our domestic gray cement, ready-mix, and aggregates volumes increased 6%, 11%, and 4%, respectively, versus the comparable period in the previous year. Sales volumes for the quarter were supported by continuing activity from the infrastructure sector, even though a slowdown in this sector has become apparent. Performance from the residential market continued to be constrained by weak market fundamentals and the difficulty in obtaining mortgages. The industrial-and-commercial sector has been negatively affected by the economic instability that has accelerated during the second half of 2011.

CEMEX's ready-mix and aggregates volumes for our operations in France increased 11% and 13%, respectively, during the fourth quarter of 2011 versus the same period in 2010. For the full year, ready-mix and aggregates volumes increased 12% and 11%, respectively, versus the same period last year. The increase in volumes for the quarter reflects the overall market recovery and favorable weather conditions. The residential sector continued to show strength and benefited from the new extended zero rate loan, as well as other stimulus plan measures introduced during the quarter. Activity from the infrastructure sector remained stable. The industrial-and-commercial sector contributed to growth in the quarter with an increase in the number of project starts.

Domestic gray cement volumes for our operations in Germany increased 15% during the fourth quarter of 2011 and increased 14% during the full year versus the same periods last year. Demand for building materials during the quarter was driven by the residential sector where historically low mortgage rates, stable construction prices, shrinking unemployment, and higher salaries led to higher activity levels. The industrial-and-commercial sector saw an increase in building permits, driven by the overall economic recovery and the need to expand manufacturing capacity. Spending in the public infrastructure sector continues to stagnate given cuts in the national budget.

CEMEX's domestic gray cement volumes in Poland increased 30% during the fourth quarter of 2011 and 19% for the full year versus the comparable periods of last year. Construction activity for the quarter was driven by the ongoing strength of the infrastructure sector. Government spending on the construction of highways, express roads, and railways, continued, supported by the committed financing from the EU structural funds. The industrial-and-commercial sector benefited from the favorable macroeconomic environment and high utilization rates, with important investments in business process outsourcing centers. The overall housing market in Poland was stable. Finally, favorable weather conditions had a positive effect on volumes for the quarter.

Our domestic gray cement volumes in the Northern Europe region increased 18% during the fourth quarter of 2011 versus the same period in 2010, and increased 13% for the full year versus the previous year.

2011 Fourth Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,719	1,816	(5%)	(7%)	385	446	(14%)	(12%)
Operating EBITDA	439	533	(18%)	(17%)	94	127	(26%)	(24%)
Operating EBITDA margin	25.5%	29.4%	(3.9pp)		24.4%	28.5%	(4.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(8%)	(14%)	(1%)	(13%)	(9%)	(18%)
Price (USD)	(5%)	(9%)	4%	1%	10%	3%
Price (local currency)	(4%)	(7%)	0%	3%	5%	6%

In CEMEX's operations in Spain, domestic gray cement and ready-mix volumes decreased 40% and 48%, respectively, during the fourth quarter of 2011 compared with the same period last year. For the full year, domestic gray cement and ready-mix volumes decreased 19% and 21%, respectively compared to the previous year. During the quarter, volumes continued to decline and were negatively affected by weaker demand in all of our sectors and regions, especially in Catalonia and Levante. Activity from the infrastructure sector continued to weaken given deteriorating macroeconomic conditions, as well as cuts in government spending. The residential sector continues to be negatively affected by high inventory levels and the absence of financing. Spending in the industrial-and-commercial sector remained stagnant at very low levels.

CEMEX's domestic gray cement volumes in Egypt decreased 2% during the fourth quarter of 2011 and decreased 3% for the full year versus the comparable periods of last year. The decline in volumes for the quarter was driven by the challenging macroeconomic situation. Government spending on infrastructure projects decreased significantly due to continuing political unrest. In light of the political uncertainty, investments in projects from the industrial-and-commercial sector stagnated during the quarter. On the other hand, performance from the residential sector has shown a slight improvement.

Our domestic gray cement volumes in the Mediterranean region decreased 14% during the fourth quarter of 2011 and decreased 8% for the full year versus the same periods in 2010.

South/Central America and Caribbean

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,745	1,444	21%	20%	447	366	22%	24%
Operating EBITDA	513	460	11%	10%	117	97	21%	33%
Operating EBITDA margin	29.4%	31.9%	(2.5pp)		26.1%	26.5%	(0.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	5%	15%	12%	51%	87%
Price (USD)	8%	12%	8%	10%	3%	16%
Price (local currency)	7%	13%	7%	12%	3%	18%

Domestic gray cement volumes for CEMEX's operations in Colombia increased 13% during the fourth quarter of 2011 and increased 5% for the full year versus the comparable periods last year. Demand for building materials during the quarter was driven by favorable construction activity from the residential sector, supported by an increase in housing permits from middle and high-income segments, which have benefited from favorable economic conditions, subsidies on housing loans interest rates, and lower unemployment. The recovery in low-income housing continued, driven by subsidies on interest rates and the construction of large projects. The reconstruction of damaged infrastructure caused by the rainy season and the initiation of several large projects bolstered the infrastructure sector in the quarter. Higher demand for office buildings and warehouses resulted in increased volumes for the industrial-and-commercial sector.

Our domestic gray cement volumes in the South/Central America and Caribbean region increased 5% during the fourth quarter of 2011 and 5% for the full year versus the comparable periods of last year.

2011 Fourth Quarter Results

Page 5

OPERATING RESULTS

Asia

	January – December				Fourth quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	505	515	(2%)	(5%)	124	125	(0%)	(0%)
Operating EBITDA	81	123	(34%)	(35%)	18	20	(8%)	(7%)
Operating EBITDA margin	16.0%	23.8%	(7.8pp)		14.6%	15.7%	(1.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	10%	(8%)	(24%)	(4%)	(10%)
Price (USD)	(3%)	(5%)	12%	8%	11%	6%
Price (local currency)	(6%)	(4%)	7%	7%	6%	7%

In CEMEX's operations in the Philippines, domestic gray cement volumes increased 16% during the fourth quarter of 2011 and decreased 5% for the full year compared with the same periods in 2010. Demand for building materials during the quarter was driven by a recovery in spending from the public sector, especially in the maintenance of roads and highways. The industrial-and-commercial sector continued with its positive trend in the quarter. The office sector showed particular strength with several new investments in the outsourcing industry. Meanwhile, activity from the residential sector was strong, which was evidenced by the advancement of several large private construction projects.

Our domestic gray cement volumes in the Asia region increased 10% during the fourth quarter of 2011 and decreased 2% for the full year versus the comparable periods of last year.

2011 Fourth Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow

	January - December			Fourth quarter		
	2011	2010	% Var.	2011	2010	% Var.
Operating income	960	856	12%	224	125	79%
+ Depreciation and operating amortization	1,372	1,458		318	357	
Operating EBITDA	2,332	2,314	1%	542	482	13%
- Net financial expense	1,278	1,118		323	284	
- Maintenance capital expenditures	336	424		166	248	
- Change in working capital	(0)	52		(386)	(420)	
- Taxes paid	287	335		113	146	
- Other cash items (net)	45	(127)		(47)	(25)	
Free cash flow after maintenance capital expenditures	386	512	(25%)	374	248	51%
- Expansion capital expenditures	149	125		67	49	
Free cash flow	237	387	(39%)	307	199	54%

In millions of US dollars, except percentages.

During the quarter, free cash flow of US$307 million plus cash proceeds from the compensation for the nationalization of CEMEX Venezuela were used to pay down debt under the Financing Agreement, increase reserves for the payment of Certificados Bursátiles, replenish cash, and for other corporate purposes.

Information on debt and perpetual notes

	Fourth quarter			Third quarter
	2011	2010	% Var.	2011
Total debt [1]	17,129	16,409	4%	17,294
Short-term	2%	3%		2%
Long-term	98%	97%		98%
Perpetual notes	938	1,320	(29%)	1,161
Cash and cash equivalents	1,155	676	71%	736
Net debt plus perpetual notes	16,912	17,053	(1%)	17,719
Consolidated funded debt [2]/EBITDA [3]	6.64	7.43		7.20
Interest coverage [3]	1.88	1.95		1.87

	Fourth quarter	
	2011	2010
Currency denomination		
US dollar	78%	67%
Euro	19%	24%
Mexican peso	3%	9%
Other	0%	0%
Interest rate		
Fixed	56%	38%
Variable	44%	62%

In millions of US dollars, except percentages and ratios.

[1] Includes convertible securities and capital leases

[2] Consolidated Funded Debt as of December 31, 2011 was US$15,466 million

[3] Calculated in accordance with our contractual obligations under the Financing Agreement

2011 Fourth Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,444,666,582
Less increase (decrease) in the number of CPOs held in subsidiaries	0
Stock-based compensation	7,862,300
End-of-quarter CPO-equivalent units outstanding	10,452,528,882

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2011, executives had outstanding options on a total of 91,868,969 CPOs, with a weighted-average strike price of approximately US$1.94 per CPO (equivalent to US$19.40 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2011, our executives held 48,394,742 restricted CPOs, representing 0.5% of our total CPOs outstanding.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth quarter		Third quarter
Notional amounts (1)	2011	2010	2011
Equity (2)	2,794	1,644	2,802
Estimated aggregate fair market value (1) (3)	94	(55)	36

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under Mexican Financial Reporting Standards ("Mexican FRS"), companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2011, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$146 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of December 31, 2011, the notional amount of this derivative was US$189 million, with a positive fair market value of approximately US$52 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees' pension fund trust. As of December 31, 2011, the fair value of this financial guarantee represented a liability of US$4 million, which is net of a collateral deposit of US$225 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$234 million as of December 31, 2011.

2011 Fourth Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - December				Fourth Quarter			
	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Net Sales	15,139,234	14,069,431	8%	4%	3,706,234	3,492,052	6%	8%
Cost of Sales	(10,822,713)	(10,126,796)	(7%)		(2,686,783)	(2,598,623)	(3%)	
Gross Profit	4,316,521	3,942,635	9%	6%	1,019,452	893,429	14%	21%
Selling, General and Administrative Expenses	(3,356,299)	(3,086,863)	(9%)		(794,976)	(767,956)	(4%)	
Operating Income	960,223	855,772	12%	14%	224,476	125,473	79%	143%
Other Expenses, Net	(339,844)	(526,587)	35%		13,471	(220,225)	N/A	
Operating Income After Other Expenses, Net	620,378	329,185	88%		237,947	(94,752)	N/A	
Financial Expenses	(1,436,493)	(1,286,672)	(12%)		(362,243)	(328,023)	(10%)	
Financial Income	38,786	34,708	12%		12,505	10,454	20%	
Exchange Gain (loss), Net	(144,491)	73,097	N/A		(41,858)	7,237	N/A	
Monetary Position Gain (loss)	12,736	21,025	(39%)		2,120	9,374	(77%)	
Gain (loss) on Financial Instruments	(329,519)	(75,486)	(337%)		70,585	44,324	59%	
Total Comprehensive Financing (cost) Income	(1,858,981)	(1,233,329)	(51%)		(318,890)	(256,635)	(24%)	
Net Income Before Income Taxes	(1,238,603)	(904,145)	(37%)		(80,944)	(351,387)	77%	
Income Tax	(264,170)	(355,877)	26%		(71,870)	(230,877)	69%	
Net Income Before Participation of Uncons. Subs.	(1,502,773)	(1,260,021)	(19%)		(152,813)	(582,264)	74%	
Participation in Unconsolidated Subsidiaries	(32,744)	(41,370)	21%		5,590	1,557	259%	
Consolidated Net Income (loss)	(1,535,517)	(1,301,392)	(18%)		(147,223)	(580,707)	75%	
Non-controlling interest Net Income (loss)	(2,932)	2,163	N/A		(1,003)	(7,081)	86%	
CONTROLLING INTEREST NET INCOME (LOSS)	(1,532,585)	(1,303,554)	(18%)		(146,220)	(573,625)	75%	
Operating EBITDA	2,331,924	2,313,845	1%	(1%)	542,463	482,043	13%	22%
Earnings (loss) per ADS	(1.47)	(1.30)	(13%)		(0.14)	(0.57)	76%	

BALANCE SHEET	As of December 31		
	2011	2010	% Var.
Total Assets	39,276,405	41,674,527	(6%)
Cash and Temporary Investments	1,155,332	675,888	71%
Trade Accounts Receivables	965,056	986,515	(2%)
Other Receivables	605,571	1,304,532	(54%)
Inventories	1,256,351	1,257,620	(0%)
Other Current Assets	240,269	190,268	26%
Current Assets	4,222,579	4,414,823	(4%)
Fixed Assets	17,604,806	18,726,346	(6%)
Other Assets	17,449,021	18,533,358	(6%)
Total Liabilities	24,395,588	24,384,885	0%
Current Liabilities	4,059,488	4,459,487	(9%)
Long-Term Liabilities	16,756,058	15,953,178	5%
Other Liabilities	3,580,042	3,972,220	(10%)
Consolidated Stockholders' Equity	14,880,817	17,289,642	(14%)
Non-controlling Interest and Perpetual Instruments	1,197,728	1,579,642	(24%)
Stockholders' Equity Attributable to Controlling Interest	13,683,089	15,710,000	(13%)

2011 Fourth Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - December			Fourth Quarter		
INCOME STATEMENT	2011	2010	% Var.	2011	2010	% Var.
Net Sales	188,937,640	178,259,695	6%	50,553,037	43,301,445	17%
Cost of Sales	(135,067,452)	(128,306,510)	(5%)	(36,647,717)	(32,222,930)	(14%)
Gross Profit	53,870,188	49,953,184	8%	13,905,320	11,078,515	26%
Selling, General and Administrative Expenses	(41,886,610)	(39,110,558)	(7%)	(10,843,474)	(9,522,650)	(14%)
Operating Income	11,983,578	10,842,627	11%	3,061,846	1,555,865	97%
Other Expenses, Net	(4,241,259)	(6,671,859)	36%	183,747	(2,730,793)	N/A
Operating Income After Other Expenses, Net	7,742,320	4,170,768	86%	3,245,593	(1,174,928)	N/A
Financial Expenses	(17,927,432)	(16,302,135)	(10%)	(4,940,990)	(4,067,489)	(21%)
Financial Income	484,049	439,745	10%	170,573	129,627	32%
Exchange Gain (loss), Net	(1,803,250)	926,135	N/A	(570,942)	89,736	N/A
Monetary Position Gain (loss)	158,941	266,385	(40%)	28,922	116,234	(75%)
Gain (loss) on Financial Instruments	(4,112,396)	(956,412)	(330%)	962,775	549,621	75%
Total Comprehensive Financing (cost) Income	(23,200,089)	(15,626,283)	(48%)	(4,349,662)	(3,182,270)	(37%)
Net Income Before Income Taxes	(15,457,769)	(11,455,515)	(35%)	(1,104,069)	(4,357,198)	75%
Income Tax	(3,296,838)	(4,508,956)	27%	(980,300)	(2,862,877)	66%
Net Income Before Participation of Uncons. Subs.	(18,754,607)	(15,964,471)	(17%)	(2,084,369)	(7,220,075)	71%
Participation in Unconsolidated Subsidiaries	(408,640)	(524,162)	22%	76,250	19,311	295%
Consolidated Net Income (loss)	(19,163,248)	(16,488,632)	(16%)	(2,008,121)	(7,200,763)	72%
Non-controlling interest Net Income (loss)	(36,587)	27,399	N/A	(13,680)	(87,810)	84%
CONTROLLING INTEREST NET INCOME (LOSS)	(19,126,661)	(16,516,031)	(16%)	(1,994,440)	(7,112,952)	72%
Operating EBITDA	29,102,412	29,316,419	(1%)	7,399,195	5,977,335	24%
Earnings (loss) per ADS	(18.35)	(16.53)	(11%)	(1.91)	(7.11)	73%

	As of December 31		
BALANCE SHEET	2011	2010	% Var.
Total Assets	548,298,617	515,097,150	6%
Cash and Temporary Investments	16,128,431	8,353,976	93%
Trade Accounts Receivables	13,472,187	12,193,328	10%
Other Receivables	8,453,765	16,124,013	(48%)
Inventories	17,538,665	15,544,188	13%
Other Current Assets	3,354,153	2,351,709	43%
Current Assets	58,947,201	54,567,214	8%
Fixed Assets	245,763,089	231,457,632	6%
Other Assets	243,588,327	229,072,304	6%
Total Liabilities	340,562,406	301,397,176	13%
Current Liabilities	56,670,447	55,119,259	3%
Long-Term Liabilities	233,914,569	197,181,275	19%
Other Liabilities	49,977,390	49,096,643	2%
Consolidated Stockholders' Equity	207,736,211	213,699,974	(3%)
Non-controlling Interest and Perpetual Instruments	16,720,288	19,524,378	(14%)
Stockholders' Equity Attributable to Controlling Interest	191,015,923	194,175,595	(2%)

2011 Fourth Quarter Results

Page 10

OPERATING RESULTS

CEMEX

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
NET SALES	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	3,474,439	3,434,750	1%	(0%)	818,010	902,030	(9%)	(0%)
USA	2,520,724	2,490,892	1%	(5%)	682,145	572,115	19%	13%
Northern Europe	4,728,808	4,015,787	18%	12%	1,100,370	949,558	16%	17%
Mediterranean	1,719,375	1,816,194	(5%)	(7%)	384,660	445,856	(14%)	(12%)
South / Central America and Caribbean	1,745,275	1,443,790	21%	20%	446,961	365,715	22%	24%
Asia	505,486	515,291	(2%)	(5%)	124,212	124,833	(0%)	(0%)
Others and intercompany eliminations	*445,127*	*352,728*	*26%*	*26%*	*149,878*	*131,946*	*14%*	*14%*
TOTAL	15,139,234	14,069,431	8%	4%	3,706,234	3,492,052	6%	8%

GROSS PROFIT								
Mexico	1,750,612	1,636,741	7%	5%	445,296	433,390	3%	13%
USA	(45,267)	(48,654)	7%	N/A	4,254	(28,951)	N/A	N/A
Northern Europe	1,202,869	931,301	29%	23%	302,534	206,184	47%	48%
Mediterranean	600,113	680,800	(12%)	(12%)	129,710	166,021	(22%)	(20%)
South / Central America and Caribbean	733,361	594,425	23%	22%	208,729	133,021	57%	59%
Asia	139,117	172,699	(19%)	(22%)	31,941	31,789	0%	0%
Others and intercompany eliminations	*(64,284)*	*(24,676)*	*(161%)*	*(161%)*	*(103,012)*	*(48,027)*	*(114%)*	*(114%)*
TOTAL	4,316,521	3,942,635	9%	6%	1,019,452	893,429	14%	21%

OPERATING INCOME								
Mexico	1,050,516	1,004,349	5%	3%	271,885	249,402	9%	21%
USA	(655,741)	(655,426)	(0%)	4%	(159,398)	(174,510)	9%	17%
Northern Europe	147,525	12,083	1121%	1056%	25,716	(13,225)	N/A	N/A
Mediterranean	331,750	425,101	(22%)	(21%)	66,996	100,782	(34%)	(32%)
South / Central America and Caribbean	417,208	369,944	13%	12%	87,622	71,661	22%	39%
Asia	61,032	101,296	(40%)	(41%)	12,974	14,132	(8%)	(8%)
Others and intercompany eliminations	*(392,068)*	*(401,577)*	*2%*	*3%*	*(81,318)*	*(122,770)*	*34%*	*21%*
TOTAL	960,223	855,772	12%	14%	224,476	125,473	79%	143%

2011 Fourth Quarter Results

Page 11

OPERATING RESULTS

CEMEX

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - December				Fourth Quarter			
OPERATING EBITDA	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	1,195,758	1,152,825	4%	2%	306,938	287,272	7%	18%
USA	(100,346)	(44,873)	(124%)	(94%)	(19,970)	(36,049)	45%	55%
Northern Europe	415,790	270,508	54%	46%	83,017	48,416	71%	75%
Mediterranean	438,702	533,150	(18%)	(17%)	94,003	127,156	(26%)	(24%)
South / Central America and Caribbean	512,756	460,168	11%	10%	116,767	96,900	21%	33%
Asia	80,949	122,587	(34%)	(35%)	18,144	19,618	(8%)	(7%)
Others and intercompany eliminations	*(211,685)*	*(180,520)*	*(17%)*	*(15%)*	*(56,435)*	*(61,270)*	*8%*	*(17%)*
TOTAL	2,331,924	2,313,845	1%	(1%)	542,463	482,043	13%	22%

OPERATING EBITDA MARGIN	2011	2010			2011	2010		
Mexico	34.4%	33.6%			37.5%	31.8%		
USA	(4.0%)	(1.8%)			(2.9%)	(6.3%)		
Northern Europe	8.8%	6.7%			7.5%	5.1%		
Mediterranean	25.5%	29.4%			24.4%	28.5%		
South / Central America and Caribbean	29.4%	31.9%			26.1%	26.5%		
Asia	16.0%	23.8%			14.6%	15.7%		
TOTAL	15.4%	16.4%			14.6%	13.8%		

2011 Fourth Quarter Results

Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - December			Fourth quarter		
	2011	2010	% Var.	2011	2010	% Var.
Consolidated cement volume *	66,812	65,646	2%	16,328	16,103	1%
Consolidated ready-mix volume	54,940	51,001	8%	13,991	13,005	8%
Consolidated aggregates volume	159,987	158,458	1%	39,008	38,693	1%

Per-country volume summary

	January - December	Fourth quarter	Fourth quarter 2011 Vs.
DOMESTIC GRAY CEMENT VOLUME	2011 Vs. 2010	2011 Vs. 2010	Third quarter 2011
Mexico	1%	1%	(1%)
U.S.A.	(2%)	5%	(10%)
Northern Europe	13%	18%	(19%)
Mediterranean	(8%)	(14%)	(6%)
South / Central America and Caribbean	5%	5%	(1%)
Asia	(2%)	10%	(1%)
READY-MIX VOLUME			
Mexico	6%	(10%)	(4%)
U.S.A.	7%	50%	14%
Northern Europe	13%	16%	(10%)
Mediterranean	(1%)	(13%)	(4%)
South / Central America and Caribbean	15%	12%	(8%)
Asia	(8%)	(24%)	(3%)
AGGREGATES VOLUME			
Mexico	(5%)	(23%)	(2%)
U.S.A.	(9%)	(0%)	(10%)
Northern Europe	8%	12%	(13%)
Mediterranean	(9%)	(18%)	(11%)
South / Central America and Caribbean	51%	87%	7%
Asia	(4%)	(10%)	10%

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2011 Fourth Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2011 Vs. 2010	Fourth quarter 2011 Vs. 2010	Fourth quarter 2011 Vs. Third quarter 2011
Mexico	5%	(5%)	(6%)
U.S.A.	(0%)	1%	(0%)
Northern Europe (*)	7%	(0%)	(4%)
Mediterranean (*)	(5%)	(9%)	(7%)
South / Central America and Caribbean (*)	8%	12%	0%
Asia (*)	(3%)	(5%)	(3%)

READY-MIX PRICE			
Mexico	8%	(3%)	(4%)
U.S.A.	3%	4%	0%
Northern Europe (*)	7%	1%	(2%)
Mediterranean (*)	4%	1%	(4%)
South / Central America and Caribbean (*)	8%	10%	3%
Asia (*)	12%	8%	(2%)

AGGREGATES PRICE			
Mexico	14%	(0%)	(9%)
U.S.A.	8%	6%	(1%)
Northern Europe (*)	9%	3%	(2%)
Mediterranean (*)	10%	3%	(6%)
South / Central America and Caribbean (*)	3%	16%	8%
Asia (*)	11%	6%	(6%)

(*) Volume weighted-average price.

2011 Fourth Quarter Results

Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2011 Vs. 2010	Fourth quarter 2011 Vs. 2010	Fourth quarter 2011 Vs. Third quarter 2011
Mexico	3%	4%	2%
U.S.A.	(0%)	1%	(0%)
Northern Europe (*)	1%	2%	2%
Mediterranean (*)	(4%)	(7%)	(5%)
South / Central America and Caribbean (*)	7%	13%	3%
Asia (*)	(6%)	(4%)	(1%)

READY-MIX PRICE	January - December 2011 Vs. 2010	Fourth quarter 2011 Vs. 2010	Fourth quarter 2011 Vs. Third quarter 2011
Mexico	6%	7%	3%
U.S.A.	3%	4%	0%
Northern Europe (*)	2%	1%	2%
Mediterranean (*)	0%	3%	0%
South / Central America and Caribbean (*)	7%	12%	6%
Asia (*)	7%	7%	(1%)

AGGREGATES PRICE	January - December 2011 Vs. 2010	Fourth quarter 2011 Vs. 2010	Fourth quarter 2011 Vs. Third quarter 2011
Mexico	12%	10%	(1%)
U.S.A.	8%	6%	(1%)
Northern Europe (*)	3%	3%	2%
Mediterranean (*)	5%	6%	(1%)
South / Central America and Caribbean (*)	3%	18%	12%
Asia (*)	6%	7%	(3%)

(*) Volume weighted-average price.

2011 Fourth Quarter Results

Page 15

OTHER ACTIVITIES CEMEX CEMEX completes debt prepayment strategy On October 19, 2011, CEMEX announced that it had reduced the initial exposure under its Financing Agreement by more than half (50.97%), or about US$7.66 billion. Antitrust Investigations in Spain by the CNC Regarding the inspections that had been carried in September 2009 by the Investigative Department of the Spanish Competition Commission (“CNC”) in the context of possible anticompetitive practices in the production and distribution of mortar, ready?mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”), on January 12, 2012, the CNC notified its final decision imposing a fine of EUR 500,000 (approximately U.S.$648,340.00 as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00) against CEMEX España for price?fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denies any wrongdoing and on January 30, 2012 notified the CNC that it would file the corresponding recourse before the competent court. This appeal must be lodged within two months from the date when the decision was notified. The maximum fine could have been 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine. Antitrust Investigations in Mexico In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution. With respect to the second case (the one notified in March 2009), on October 14, 2011, the CFC determined to close the case due to a lack of evidence to impose any sanctions. Third parties filed an appeal before the CFC to reconsider its ruling, but CEMEX believes that legal precedents that establish that third parties lack standing in these cases exist. The first case (the one notified in January 2009) remains ongoing. Acquisition of Ready Mix USA LLC In connection with CEMEX’s joint ventures with Ready Mix USA: a) CEMEX Southeast, LLC, the joint venture which had been owned 50.01% by CEMEX; and b) Ready Mix USA LLC, the joint venture which had been owned by Ready Mix USA, on September 30, 2010, Ready Mix USA exercised its put option. Effective August 1, 2011, after performance of the obligations by both parties under the put option agreement, CEMEX acquired its partner’s interests in Ready Mix USA LLC and CEMEX Southeast LLC in exchange for approximately US$352 million. CEMEX´s consolidated balance sheet and the consolidated statement of operations as of and for the period ended December 31, 2011 include the balances of Ready Mix USA LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the five?month period ended December 31, 2011. The acquisition of the minority interest in CEMEX Southeast LLC, fully consolidated by CEMEX as of the acquisition date, generated a loss of approximately US$31 million, which, as a transaction between stockholders under MFRS, was recognized within “Other equity OTHER ACTIVITIES reserves.” At the date of this report, CEMEX is in the process of completing the allocation of the purchase price of Ready Mix USA LLC to the fair values of the net assets acquired, and expects to finalize such process during the first quarter of 2012. According to CEMEX’s best estimate of the fair value of Ready Mix USA LLC’s net assets as of December 31, 2011, CEMEX consolidated net assets for approximately US$321 million, which included a net debt of approximately US$31 million. 2011 Fourth Quarter Results Page 16

OTHER INFORMATION CEMEX Mexican Tax Reform 2010 In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years. Pursuant to theese amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to be paid as follows: 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with theese amendments of approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against “Other non?current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.” In 2011, changes in the parent company’s tax payable associated with the tax consolidation in Mexico are as follows (approximate US$ Millions): 2011 Balance at the beginning of the period $727 Income tax received from subsidiaries $168 Restatement for the period $35 Payments during the period ($36) Other ($5) Balance at the end of the period $889 As of December 31, 2011, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$1,038 million. As of December 31, 2011, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars): 2012 $50 2013 $50 2014 $143 2015 $151 2016 $127 2017 and thereafter $368 $889 Nationalization of CEMEX Venezuela On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law, because CEMEX had not receive any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its affiliate Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of US$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately US$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable net of approximately US$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately US$503 million and recognized a settlement gain in the statement of operations of approximately US$150 million, which includes the write?off of estimated currency translation effects accrued in equity. 2011 Fourth Quarter Results Page 17

OTHER INFORMATION

Migration of CEMEX to International Financial Reporting Standards in 2012

Based on requirements issued in 2009 by the Mexican National Banking and Securities Commission, all entities that trade their securities on the Mexican Stock Exchange must adopt the International Financial Reporting Standards ("IFRS") for the preparation of their consolidated financial statements no later than January 1, 2012. CEMEX began the planning of its IFRS migration process during the last quarter of 2009. In summary, the status of CEMEX's IFRS migration process as of December 31, 2011, was as follows:

Stage 1. Communication to the organization and IFRS training

Activities undertaken and finalized between November 2009 and June 2010. Jointly with its external consultants for the IFRS migration project, CEMEX designed and implemented specific IFRS training programs for the team involved directly in the generation of financial information, the corporate support team, and the personnel in the business units. These training programs consisted of: a) mandatory self-training based on a specialized Intranet; b) training based on webcasts oriented to a wide-range of personnel, by means of which, experts covered a variety of significant topics for CEMEX; and c) face-to-face training sessions for key personnel directly involved in the determination and quantification of the main differences between IFRS and Mexican FRS.

Stage 2. Evaluation of accounting and business impacts

CEMEX concluded the documentation phase of this stage in November 2010. CEMEX elected to prepare its initial balance sheet under IFRS as of January 1, 2010, in order to report three years of operations under IFRS at the 2012 year end. Based on IFRS 1, "IFRS First Time Adoption," for purposes of the initial balance sheet, CEMEX determined the fair value of its main fixed assets, in some cases with the advice of external appraisers. As allowed by IFRS 1, CEMEX elected not to revisit the book values of business acquisitions made before January 1, 2010, among other items. As of December 31, 2011, CEMEX had concluded its initial balance sheet under IFRS. With the information available, the expected main impacts by line item of the consolidated balance sheet as of January 1, 2010, are as follows:

No.	Account	Type	Explanation
1	Accounts receivables / Other financial obligations	Asset Liability	*An increase in both accounts is expected as a result of the current securitization programs, which are not expected to comply with all the IFRS 39 derecognition requirements; consequently, any resources obtained under these programs would be recognized against a liability.*
2	Inventories	Asset	*Based on IFRS, a small decrease resulted from certain spare parts that were reclassified to fixed assets.*
3	Fixed Assets	Asset	*The valuation of CEMEX´s major fixed assets at fair value generated a net decrease in the consolidated balance sheet as of the transition date.*
4	Other Intangible Assets	Asset	*An increase in this account results mainly from the reclassification of mining rights that were previously recognized within fixed assets.*
5	Employee benefits	Liability	*At the transition date, all actuarial gains or losses under deferral were fully amortized against equity, causing an increase in the liability.*
6	Other non-current liabilities	Liability	*Had a net increase from the recognition of Uncertain Tax Positions, considering the different thresholds in IFRS as compared to MFRS.*
7	Deferred income taxes	Liability	*The balance decreased at the transition date mainly due to the net decrease in fixed assets as mentioned above.*
8	Stockholders´Equity	Equity	*Based on IFRS 1, most IFRS first time adoption effects at the transition date were recognized directly against retained earnings, such as the adjustments to fixed assets, uncertain tax positions, and deferred taxes, among others.*

Finally, in order to conclude Stage 2, CEMEX is in the final step to adapt its transactional systems for the ongoing generation of information under IFRS that is expected to be finished during the first quarter of 2012.

Stage 3. Parallel financial information generation under IFRS

During the third and fourth quarters of 2011, CEMEX underwent the preparation of its consolidated financial statements under IFRS for the years 2010 and 2011. As of December 31, 2011, approximately 90% of this process had been completed. Considering the effects determined in CEMEX's opening IFRS balance sheet, one of the most significant change ocurrs as a result of the valuation of its main fixed assets to fair value and the subsequent decrease in the non-cash depreciation expense in CEMEX's IFRS statements of operations for the year 2010 and each year thereafter, as compared to those previously reported under Mexican FRS. In addition, accounts receivable sold under the securitization programs will remain on balance sheet under IFRS due to the continuing involvement of CEMEX in the processing of the receivables, ensuring that the derecognition criteria of IFRS were not fully met.

2011 Fourth Quarter Results Page 18

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the fourth quarter of 2011 and the fourth quarter of 2010 are 12.65 and 12.82 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of December 31, 2011, and December 31, 2010, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2011 and 2010, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar, and clinker to domestic gray cement, except where indicated.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures are investments completed with the purpose of ensuring the company's operational continuity. These includes **replacement** capital expenditures, which are projects required to change obsolete assets or maintain current operational levels, and **mandatory** capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures are investments completed with the purpose of increasing the company's profitability. These includes **growth** capital expenditures, which are designed to increase profitability by expanding capacity, and **margin improvement** capital expenditures, which are designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,044.6 million for the fourth quarter of 2011, 1,042.2 million for the full year 2011, 1,000.3 million for the fourth quarter of 2010, and 999.2 million for the full year 2010.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth quarter	
	2011 Average	2010 Average	2011 Average	2010 Average
Mexican peso	12.48	12.67	13.64	12.40
Euro	0.7164	0.7582	0.7425	0.7432
British pound	0.6230	0.6484	0.6348	0.6368

Amounts provided in units of local currency per US dollar.

2011 Fourth Quarter Results Page 19